Amendment No. 1 to
                                                           SEC File No. 70-9399


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-l

                                   APPLICATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")


                       JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L")
                              2800 Pottsville Pike
                           Reading, Pennsylvania 19605
               (Name of company filing this statement and address
                         of principal executive office)


                                GPU, INC. ("GPU")
                (Name of top registered holding company parent of applicant)

Terrance G. Howson,                     Douglas E. Davidson, Esq.
Vice President and Treasurer            Berlack, Israels & Liberman LLP
Mary A. Nalewako, Secretary             120 West 45th Street
Michael J. Connolly,                    New York, New York 10036
Assistant General Counsel
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07962

Scott L. Guibord, Secretary
Jersey Central Power & Light Company
2800 Pottsville Pike
Reading, Pennsylvania  19605


                   (Names and addresses of agents for service)

     JCP&L hereby amends its Application on Form U-1, docketed in SEC File No. 70-9399, as follows:

     1. By amending and restating Item 1 thereof to read in its entirety as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS.
         -------------------------------------

            A. JCP&L proposes to organize a special purpose business trust under
Delaware law ("JCP&L Capital Trust"), which will issue and sell from time to time in one or more series through December 31, 2000 up to $200 million aggregate liquidation value of preferred beneficial interests, in the form of Trust Securities (having a liquidation value per interest to be determined) (the "Preferred Trust Securities")*. The sole purpose of JCP&L Capital Trust will be to issue and sell the Preferred Trust Securities to investors and use the net proceeds of the sale, together with the proceeds of the sale to JCP&L of JCP&L Capital Trust's common securities ("Common Trust Securities"), to purchase JCP&L's subordinated debentures (the "Subordinated Debentures").
            B. The Common Trust  Securities  will  represent 3% of the aggregate undivided beneficial interests in JCP&L Capital
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*     The  transactions  proposed  herein  are  substantially  the  same  as the transactions approved by the Commission in Order dated March 6, 1995 (HCAR No. 35-26246) (monthly income preferred securities ("MIPS")) with the exception that the MIPS were issued by a limited partnership subsidiary of JCP&L and the Preferred Trust Securities will be issued by a special purpose business trust subsidiary. The trust structure is being utilized to help ensure the intended tax treatment, as discussed below.

Trust and JCP&L's purchase price therefore will not exceed $6 million. The Common Trust Securities will not be transferable, and the business and affairs of JCP&L Capital Trust will be managed and controlled by trustees appointed by JCP&L as the holder of the Common Trust Securities. JCP&L will be responsible for all liabilities and obligations of JCP&L Capital Trust.
            C. JCP&L will also guarantee on a limited basis to the extent set forth in payment and guarantee agreements to be executed and delivered by JCP&L in connection with each series of Preferred Trust Securities (the "Guaranties")
(A) the payment of distributions on the Preferred Trust Securities, if and to the extent JCP&L Capital Trust has funds on hand legally available therefor, (B) the redemption price for any redemption of the Preferred Trust Securities, (C) the aggregate liquidation preference on the Preferred Trust Securities to the extent JCP&L Capital Trust has funds on hand legally available therefor, including all accrued but unpaid distributions, whether or not declared and (D) certain additional amounts that may be payable in respect of the Preferred Trust Securities.
            D. Each Subordinated Debenture will be issued under an Indenture to be entered into with United States Trust Company of New York, as trustee, and will have an initial term of up to 49 years. Prior to maturity, JCP&L will pay only interest on the Subordinated Debentures at a rate equal to the distribution rate on the Preferred Trust Securities. Such interest payments will constitute JCP&L Capital Trust's only income and will be used by it to pay distributions on the Preferred Trust Securities.

            Distributions  on the Preferred  Trust  Securities  will be made not less than semi-annually, will be cumulative and must be made to the extent that JCP&L Capital Trust has funds on hand legally available for such purposes. However, JCP&L will have the right to defer payment of interest on the Subordinated Debentures for up to five years in which event JCP&L Capital Trust may similarly defer payment of distributions on the Preferred Trust Securities, but in no event may distributions be deferred beyond the maturity date of the Subordinated Debentures. The distribution rates, payment dates, redemption and other similar provisions of each series of Preferred Trust Securities will be identical to the interest rates, payment dates, redemption and other provisions of the Subordinated Debentures issued by JCP&L with respect thereto.
            E.  Each  Subordinated   Debenture  and  related  Guaranty  will  be
subordinate to all other existing and future "Senior Indebtedness," as defined below, of JCP&L and will have no cross-default provisions with respect to other JCP&L indebtedness -- i.e., a default under any other outstanding JCP&L indebtedness will not result in a default under the Subordinated Debenture or the Guaranty. However, JCP&L may not declare and pay dividends on, or redeem or retire, its outstanding Cumulative Preferred Stock or Common Stock unless all payments then due (whether or not previously deferred) under the Subordinated Debentures and the Guaranties have been made. "Senior Indebtedness" consists of
(i) the principal of and premium (if any) in respect of (A) indebtedness of JCP&L for money borrowed and (B) indebtedness evidenced by securities, debentures, bonds or other similar

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instruments (including purchase money obligations) for payment of which JCP&L is responsible or liable; (ii) all capital lease obligations of JCP&L; (iii) all obligations of JCP&L issued or assumed as the deferred purchase price of property, all conditional sale obligations of JCP&L and all obligations of JCP&L under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (iv) certain obligations of JCP&L for the reimbursement of any obligor on any letter of credit, banker's acceptance, security purchase facility or similar credit transaction; (v) all obligations of the type referred to in clauses (i) through (iv) of other persons for the payment of which JCP&L is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the types referred to in clauses (i) through (v) of other persons secured by any lien on any property or asset of JCP&L (whether or not such obligation is assumed by JCP&L), except for any such indebtedness that is by its terms subordinated to or pari passu with the Subordinated Debentures.
            F. It is expected that JCP&L's interest payments on the Subordinated Debentures will be deductible for income tax purposes and that JCP&L Capital Trust will be treated as a grantor trust for federal income tax purposes. Consequently, distributions from JCP&L Capital Trust to the holders of Preferred Trust Securities will be deemed to constitute distributions of the interest
income  received  by  JCP&L  Capital  Trust  on  the  Subordinated   Debentures.
Consequently, such holders
and JCP&L Capital Trust will not be entitled to any "dividend received deduction" under the Internal Revenue Code with respect to such distributions.
            G. A series of the Preferred Trust Securities will be subject to mandatory redemption upon redemption of the corresponding series of the Subordinated Debentures, but will not be subject to any mandatory sinking fund. A series of Preferred Trust Securities may also be redeemable at the option of JCP&L Capital Trust at a price equal to its liquidation value plus any accrued and unpaid distributions plus any premium negotiated in connection with the marketing of the Preferred Trust Securities, (i) at any time after a specified no-call period (if any) which could be up to the life of the issuance, or (ii) in the event that (I) JCP&L Capital Trust is required by applicable tax laws to withhold or deduct certain amounts in connection with distributions or other payments, or (II) JCP&L Capital Trust is subject to federal income tax with respect to interest received on the Subordinated Debentures or will otherwise not be taxed as a grantor trust, or (III) it is determined that the interest payments by JCP&L on the Subordinated Debentures are not deductible for federal income tax purposes, or (IV) JCP&L Capital Trust is subject to more than a de minimis amount of other taxes, duties or other governmental charges, or (V) JCP&L Capital Trust becomes subject to regulation as an "investment company" under the Investment Company Act of 1940, as amended. Upon occurrence of any of the events set forth in clause (ii) of the immediately preceding sentence, JCP&L Capital Trust could be dissolved and the Subordinated Debentures distributed directly to the holders of the Preferred Trust Securities and to JCP&L on a pro rata basis, resulting in direct ownership of the Subordinated Debentures by the holders of the Preferred Trust Securities. The Subordinated Debentures distributed to JCP&L will be canceled.
            If at any time JCP&L Capital Trust would be required to pay any taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) imposed by the United States, or any other taxing authority, then, in any such case, JCP&L also will pay as additional interest such amounts as shall be required so that the net amounts received and retained by JCP&L Capital Trust after paying any such taxes, duties, assessments or governmental charges will not be less than the amounts JCP&L Capital Trust would have received had no such taxes, duties, assessments or governmental charges been imposed.
            H. In the event of any voluntary or involuntary dissolution or winding up of JCP&L Capital Trust, the holders of Preferred Trust Securities will be entitled to receive out of the assets of JCP&L Capital Trust, after satisfaction of liabilities to creditors and before any distribution of assets is made to JCP&L, the sum of their stated liquidation preference and all accumulated and unpaid distributions to the date of payment. All assets of JCP&L Capital Trust remaining after payment of the liquidation distribution to the holders of Preferred Trust Securities will be distributed to JCP&L.
     Upon any liquidation, dissolution or winding up of JCP&L, the amount payable on each series of the Preferred Trust

Securities would be limited to a pro rata portion of any amount recovered by JCP&L Capital Trust in its capacity as a subordinated debt holder of JCP&L. The Subordinated Debentures and the payment obligations under the Guaranty will be subordinate to all other existing and future Senior Indebtedness, except for any such indebtedness that is by its terms subordinated to or pari passu with the Subordinated Debentures.
            I. The constituent instruments of JCP&L Capital Trust, including its declaration of trust, will provide, among other things, that JCP&L Capital Trust's activities will be limited to the issuance and sale of Common Trust Securities and Preferred Trust Securities from time to time and the application of the proceeds thereof to the purchase of the Subordinated Debentures.
Accordingly, it is not proposed that JCP&L Capital Trust's constituent instruments include any interest or distribution coverage or capitalization ratio restrictions on its ability to issue and sell Preferred Trust Securities, as each such issuance will be supported by a Subordinated Debenture and a Guaranty, and such restrictions would therefore not be relevant or necessary for JCP&L Capital Trust to maintain an appropriate capital structure. Moreover, the issuance of Subordinated Debentures by JCP&L will be subject to the restriction in Article VI, paragraph Eighth (B) of JCP&L's Restated Certificate of Incorporation which limits, without the consent of the holders of a majority of JCP&L's outstanding Cumulative Preferred Stock, the amount of unsecured indebtedness which JCP&L may have outstanding at any one time to 20% of the aggregate of the total outstanding principal  amount of all bonds  and  other  securities  representing secured indebtedness issued or assumed by JCP&L plus JCP&L's capital stock, premiums thereon, and surplus of JCP&L as stated on its books of account. JCP&L Capital Trust's constituent instruments will further state that JCP&L will be responsible for all liabilities and obligations of JCP&L Capital Trust.
            J. JCP&L expects to apply the net proceeds of the sale to JCP&L Capital Trust of Subordinated Debentures to the redemption of outstanding senior securities pursuant to the optional redemption provisions thereof, to the repayment of outstanding short-term debt, for construction purposes, and for other general corporate purposes, including to reimburse JCP&L's treasury for funds previously expended therefrom for the above purposes. JCP&L will not use any of the net proceeds of the sale of Subordinated Debentures to acquire, either directly or indirectly, any interest in any exempt wholesale generator ("EWG") or foreign utility company ("FUCO").
            K.    Rule 54 Analysis.
                  -----------------
      The proposed transactions contemplate, among other things, the issuance or acquisition of securities by the Applicants which do not relate to EWGs and FUCOs. Accordingly, the transactions are subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53 (a), (b) and (c) are satisfied.

     (a) As described below, GPU meets all of the conditions of Rule 53 under the Act, except for Rule 53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773) (the "November 5 Order"), the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At September 30, 1998, GPU's average consolidated retained earnings was approximately $2.16 billion, and GPU's aggregate investment in EWGs and FUCOs was approximately $1.29 billion. Accordingly, under the November 5 Order, GPU may invest up to an additional $869 million in EWGs and FUCOs as of September 30, 1998.

            (i) GPU maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

               (A) For each United States EWG in which GPU directly or indirectly holds an interest:

                    (1)   the  books  and  records  for such EWG will be kept in
                          conformity  with  United  States  generally   accepted
                          accounting principles ("GAAP");

                    (2)   the   financial   statements   will  be   prepared  in
                          accordance with GAAP; and

                    (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

               (B) For each FUCO or foreign EWG which is a majority-owned subsidiary of GPU:

                    (1) the books and records for such subsidiary will be kept in accordance with GAAP;

                    (2) the financial statements for such subsidiary will be prepared in accordance with GAAP; and

                    (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

               (C) For each FUCO or foreign EWG in which GPU owns 50% or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause:

                         (1) such  entity  to  maintain  books  and  records  in
                    accordance with GAAP;

                         (2) the financial statements of such entity to be prepared in accordance with GAAP; and

                          (3) access by the Commission to such books and records
                     and financial statements (or copies thereof) in English as the Commission may request and, in any event, will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a) (2)
                     (iii) (B) of Rule 53.

            (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG or FUCO in which GPU directly or indirectly holds an interest.

            (iii) Copies of this Application on Form U-1 are being provided to the New Jersey Board of Public Utilities ("NJBPU") and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(1) In addition, GPU will submit to each such commission copies of any amendments to this Application, Rule 24 certificates required hereunder, as well as a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

            (iv) None of the provisions of paragraph (b) of Rule 53 render paragraph (a) of that Rule unavailable for the proposed transactions.

               (A) Neither GPU nor any subsidiary of GPU having a book value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

               (B) GPU's average consolidated retained earnings for the four most recent quarterly periods (approximately $2.16 billion) represented an increase of approximately $25.8 million (or approximately 1.2%) compared to the average consolidated retained earnings for the previous four quarterly periods (approximately $2.135 billion).

-------
(1) Pennsylvania Electric Company ("Penelec") is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.


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



               (C) GPU did not incur operating losses from direct or indirect investments in EWGs and FUCOs in 1997 in excess of 5% of GPU's December 31, 1997 consolidated retained earnings.

            As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).
            Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed herein. The transactions would not, by themselves, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.
            The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratios and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which

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


financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% equity and 50.8% debt. As stated in the November 5 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 39.3% equity and 60.7% debt.
            GPU's September 30, 1998 consolidated capitalization consists of 45.6% equity and 54.4% debt. Thus, since the date of the November 5 Order, there has been no material adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(2)
            GPU's consolidated retained earnings grew on average approximately 4.5% per year from 1991 through 1997. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings, excluding the impact of the windfall profits tax on the Midlands Electricity plc investment.(3)
           Accordingly, since the date of the November 5 Order, the capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.

-------
(2) Indeed, on November 20, 1998, Moody's Investor's Service increased the long term debt ratings of Met-Ed and Penelec to A3 and A2, respectively.
(3) As discussed in the November 5 Order, GPU incurred a loss for 1997 from its investments in EWGs and FUCOs as a result of the windfall profits tax imposed on Midlands Electricity, plc.

            Reference is made to Exhibit H filed herewith which sets forth GPU's consolidated capitalization and earnings at September 30, 1998 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.

            2. By amending Item 3 thereof in its entirety as follows:

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         --------------------------------
                   A. The acquisition by JCP&L of the Common Trust Securities of JCP&L Capital Trust is subject to Sections 9(a) and 10 of the Act.
                   B. JCP&L believes that the issuance of its Subordinated Debentures and its Guaranties to JCP&L Capital Trust will be exempt from the declaration requirements of the Act by virtue of Rules 45(b)(1) and 52(b) thereunder.

            3. By deleting Exhibits A-1 through A-11, G and H from Item 6(a) thereof.

            4. By redesignating and filing the following exhibits in Item 6(a) thereof:
ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.
        ----------------------------------
        A-1  -      Form of  Declaration  of Trust of JCP&L Capital Trust
                    -- to be filed by amendment.


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


        A-2  -      Form of Trust  Agreement of JCP&L Capital Trust --
                    to be filed by amendment.

        A-3  -      Form of Amended and Restated Trust  Agreement of
                    JCP&L Capital Trust -- to be filed by amendment.

        A-4  -      Form of Preferred Trust  Securities  Certificate
                    of  JCP&L   Capital   Trust  --  to  be  filed  by
                    amendment.

        A-5  -      Form of JCP&L Subordinated  Debenture  Indenture -
                    to be filed by amendment.

        A-6  -      Form of  Subordinated  Debenture  instrument  --
                    incorporated by reference to Exhibit A-5.

        B-1  -      Form of Guaranty -- to be filed by amendment.

        B-2  -      Form of Underwriting Agreement -- to be filed by amendment.

        C    -      Registration  Statement  on Form S-3  under the
                    Securities Act of 1933 relating to the various securities which are the subject hereof and all amendments and exhibits thereto -- Incorporated by reference to SEC Registration No. --------- to be assigned to such registration statement.

        D-1  -      Copy of  Petition  filed  by  JCP&L  with  the  NJBPU --
                    to be filed by amendment.

        D-2  -      Copy of NJBPU Order  granting  the  Petition --
                    to be filed by amendment.

        E    -      Not Applicable.

        F-l  -      Opinion of Berlack,  Israels & Liberman  LLP --
                    to be filed by amendment.

        G    -      Revised proposed form of public notice.

        H    -      GPU Actual and Pro Forma  Capitalization  ratios
                    at September 30, 1998.






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                                    SIGNATURE
                                    ---------


      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                              JERSEY CENTRAL POWER & LIGHT COMPANY


                              By:   /s/ T. G. Howson
                                   ----------------------------
                                    T. G. Howson,
                                    Vice President and Treasurer


Dated:   January 5, 1999




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